

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

November 22, 2006

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o InCorp Services Inc.
3165 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120

> **Re:** **General Steel Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 3, 2006**
> **File No. 333-133821**

Dear Mr. Yu:

We have reviewed your filing and have the following comments.

Exchange Act Filings

1. We note your response to prior comment 2. We further note that your Form 10-Q for the period ended September 30, 2006 includes restated financial statements. It is unclear to us why your September 30, 2006 Form 10-Q did not include the disclosures required by paragraph 26 of SFAS 154.

General

2. Please update your filing to include your financial statements and related disclosures for the period ended September 30, 2006.

Our Recent Strategic Alliance, page 7

3. We note your response to prior comment 3. Please clarify in the first paragraph in this section that this transaction is subject to the Chinese government's approval and may not be approved within the next 16 months. If you do not receive approval within this time period, you plan to terminate the agreement. Provide similar disclosure on page 44.

This Offering, page 9

4. We note your response to prior comment 5; however, your disclosure is still unclear. Please revise here and on page 18 to clearly indicate what each row in the table represents.

Certain Relationships and Related Transactions, page 29

5. We note your response to prior comment 7. Clarify, in the prospectus, what your business interest was in the $2.9 million loan to Yang Pu Automotive.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

6. We note your response to prior comment 10. As previously requested, please revise your disclosure for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 to include a discussion of the underlying reasons for the increase in your accounts receivable balance. We note that you have included an explanation in your Form 10-Q for the period ended September 30, 2006 and that the increase primarily relates to a change in your credit policy. Please tell us what consideration you have given to how this change may impact your revenue recognition policy and how you determined that no allowance was necessary for your accounts receivable balance.

Financial Statements

Note 21 – Joint Venture agreement with Baotou Steel, pages F-27 and F-50

7. We note your response to prior comment 12. Please be advised that if the pending acquisition of Baotou Steel is probable and significant you are required to provide historical and pro forma financial statements for this pending acquisition pursuant to Rules 3-05 and 11-01 of Regulation S-X. Please demonstrate to us if the acquisition is probable and significant. Please be advised that if financial statements are required, you may attempt to waiver for their exclusion from the Division's Office of the Chief Accountant.

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006, page F-31

8. We note your response to prior comment 13. Please revise your filing to include the disclosures required by SFAS 154 in the notes to your interim financial statements.

Note 19. Private Offering of Redeemable Stock, page F-48

9. Please delete the last paragraph of this footnote since the accounting treatment described has been revised.

As appropriate, please amend your registration statement in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patricia Armelin at (202) 551-3747 or in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Baker & McKenzie LLP
        805 Third Avenue
        New York, NY 10022